UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

KongZhong Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**

(Title of Class of Securities)

50047P104***

(CUSIP Number)

IDG-Accel China Growth Fund II L.P.

c/o IDG VC Management Ltd.

Unit 5505, The Center

99 Queen’s Road

Central, Hong Kong

+86 10 6526 2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS IDG-Accel China Growth Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

_______________________________

(1)	By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2)	IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 3 of 11 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IDG-Accel China Growth Fund II Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,818,000(1)
	8	SHARED VOTING POWER 7,591,160(2)
	9	SOLE DISPOSITIVE POWER 92,818,000(1)
	10	SHARED DISPOSITIVE POWER 7,591,160(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

______________________________

(1)	By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2)	IDG-Accel China Investors II L.P. is the record owner of these Shares. The Reporting Person and IDG-Accel China Investors II L.P. have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Investors II L.P. and thus share voting and dispositive power with respect to these Shares.

(3)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 4 of 11 pages

1		NAME OF REPORTING PERSONS IDG-Accel China Growth Fund GP II Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,409,160(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,409,160(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON CO

____________________________

(1)	Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both record owners, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these Shares.

(2)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 5 of 11 pages

1		NAME OF REPORTING PERSONS IDG-Accel China Investors II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,591,160(1)
	8	SHARED VOTING POWER 92,818,000(2)
	9	SOLE DISPOSITIVE POWER 7,591,160(1)
	10	SHARED DISPOSITIVE POWER 92,818,000(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(3)
14		TYPE OF REPORTING PERSON PN

_________________________________

(1)	By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG-Accel China Growth Fund GP II Associates Ltd., Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these Shares.

(2)	IDG-Accel China Growth Fund II L.P. is the record owner of these Shares. IDG-Accel China Growth Fund II L.P. and the Reporting Person have the same ultimate general partner, IDG-Accel China Growth Fund GP II Associates Ltd. By virtue of this, the Reporting Person may be deemed to be under common control with IDG-Accel China Growth Fund II L.P. and thus share voting and dispositive power with respect to these Shares.

(3)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 6 of 11 pages

1		NAME OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON IN

_______________________________

(1)	Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Quan Zhou are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 7 of 11 pages

1		NAME OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,409,160(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,409,160(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,409,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(2)
14		TYPE OF REPORTING PERSON IN

__________________________________

(1)	Including 92,818,000 Shares of which the record owner is IDG-Accel China Growth Fund II L.P. and 7,591,160 Shares of which the record owner is IDG-Accel China Investors II L.P. The ultimate general partner of both record owners is IDG-Accel China Growth Fund GP II Associates Ltd., of which the Reporting Person and Chi Sing Ho are directors. By virtue of acting together to direct the management and operations of IDG-Accel China Growth Fund GP II Associates Ltd., the Reporting Person and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to all these Shares.

(2)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

Introductory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 5, 2016 (the “Original Schedule 13D”), as amended pursuant to Amendment No. 1 to the Original Schedule 13D filed with the Commission on February 17, 2016. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D, as amended, unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The Reporting Persons anticipates that, at the price of US$7.18 per ADS, or US$0.1795 per ordinary share set forth in the Revised Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$254.7 million will be required for the Transaction. This amount excludes (a) the estimated funds required to pay for the outstanding options and warrants to purchase the Shares and other outstanding equity awards of the Issuer; and (b) the estimated transaction costs associated with the purchase of the Shares.

It is anticipated that the funding for the purchase of the Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this Statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D (as amended) is hereby amended and supplemented by inserting the following as the end thereof:

On August 25, 2016, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) to the Issuer’s board of directors. In the Revised Proposal, the Consortium revised the cash consideration for the Transaction to US$7.18 per ADS or US$0.1795 per ordinary share from the proposed consideration of US$8.56 per ADS or US$0.2140 per ordinary share contained in the Proposal.  The Consortium revised the proposed cash consideration due to a number of events and developments since the submission of the Proposal, including: (i) the global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets; (ii) the economic slowdown and challenges to the macroeconomic environment in China are expected to be sustained, with RMB under strong depreciation pressure; and (iii) due to the A-share stock market crash in 2015, China-based private equity funds became very cautious in providing equity financing for the transactions similar to the Transaction.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit 4 to this Statement, and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

IDG Growth II (4)	100,409,160	5.3%	92,818,000	7,591,160	92,818,000	7,591,160
IDG Associates (4)	100,409,160	5.3%	92,818,000	7,591,160	92,818,000	7,591,160
IDG GP (4)	100,409,160	5.3%	100,409,160	0	100,409,160	0
IDG Investors II (4)	100,409,160	5.3%	7,591,160	92,818,000	7,591,160	92,818,000
Chi Sing Ho (4)	100,409,160	5.3%	0	100,409,160	0	100,409,160
Quan Zhou (4)	100,409,160	5.3%	0	100,409,160	0	100,409,160

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2) Includes collectively those ordinary shares held by each Reporting Person.

(3) Percentage of beneficial ownership of each listed person is based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 15, 2016.

(4) IDG Growth II is a limited partnership organized under the laws of the Cayman Islands. IDG Investors II is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Growth II is IDG Associates, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates is IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors II is IDG GP. The directors of IDG GP are Chi Sing Ho and Quan Zhou.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the other members of the Consortium with respect to the matters described in this Statement.  Each Reporting Person hereby disclaims beneficial ownership of the Shares beneficially owned by any member of the Consortium that is not a Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Shares of the Issuer that are beneficially owned by any member of the Consortium that is not a Reporting Person or is a member of any group with any member of the Consortium that is not a Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The Consortium Agreement and the Shanghai Trend Adherence Agreement which have been filed as Exhibit 2 and Exhibit 3 to this Statement, as well as the Revised Proposal which has been filed as Exhibit 4 to this Statement, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1(1)

Joint Filing Agreement by IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd, Chi Sing Ho and Quan Zhou.

Exhibit 2(1)	Consortium Agreement, dated February 5, 2016, by and among Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 3(1)	Adherence Agreement, dated February 17, 2016, by and among Shanghai Trend, Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 4	Revised Proposal, dated August 25, 2016, from the Consortium to the board of directors of the Issuer.

___________

(1) Filed previously.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

IDG-ACCEL CHINA GROWTH FUND II L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA INVESTORS II L.P.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

	By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorised Signatory

CHI SING HO

	By:	/s/ Chi Sing Ho
Name: Chi Sing Ho

\	QUAN ZHOU

	By:	/s/ Quan Zhou
Name: Quan Zhou

INDEX TO EXHIBITS

Exhibit 1(1)

Joint Filing Agreement by IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Growth Fund GP II Associates Ltd, Chi Sing Ho and Quan Zhou.

Exhibit 2(1)	Consortium Agreement, dated February 5, 2016, by and among Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 3(1)	Adherence Agreement, dated February 17, 2016, by and among Shanghai Trend, Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 4	Revised Proposal, dated August 25, 2016, from the Consortium to the board of directors of the Issuer.

 _________

(1) Filed previously.